October 14, 2022

Mr. Joel Parker

Office Chief

Office of Real Estate and Construction

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re: Getaway Collection LLC

Amendment No. 1 to Offering Statement on Form 1-A

Filed on October 7, 2022

File No. 024-11955

Dear Mr. Parker:

On behalf of Getaway Collection LLC (the “Company”), I hereby request qualification of the above-referenced offering statement at 2:00pm, Eastern Time, on Tuesday, October 18, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Alexandra Nichols

Alexandra Nichols

Co-Chief Executive Officer

Sucasa Technologies, Inc.

Managing Member of Getaway Collection LLC